NEWS RELEASE

OLYMPUS UPDATES MINERAL RESOURCE & NEAR TERM POTENTIAL EXCEEDING
500,000 OUNCE RANGE AT PHUOC SON PROPERTY

HIGHLIGHTS:
Phuoc Son Gold Property
•	Approx. 42% increase to Measured and Indicated Resource categories
- Measured & Indicated categories total 209,500 ounces (Measured resources total 66,650 ounces and Indicated resources total 142,850 ounces)
- Inferred resource category totals 94,750 ounces
•	Recent results returned 6.94 g/t gold over 8.01 meters and 12.24 g/t gold over 1.95 meters from step-out drilling on the north extension, outside current resource block.
•
Estimated resource potential of the north extension defined by 13 wide-spaced drill holes totaling 3,900 meters. Potential for an additional 190,000 to 210,000 ounces and the resource remains open for further expansion.

•	Ongoing drilling will focus on continuing to enlarge the zone as well as bringing the currently outlined extension to mineral resource status.

Bong Mieu Gold Property
•	Updated resource statements are being finalized to incorporate successful results from a 3,020-meter drill program at Bong Mieu East Deposit and should be available within the next 4 to 6 weeks.

TORONTO, March 7, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM ) is pleased to report significant increases to the mineral resource, estimated tonnage and resource potential at the Phuoc Son Gold property. In addition, the Company reports that updated resource statements are being finalized for the Bong Mieu Gold property and should be available within the next 4 to 6 weeks. The Bong Mieu update will incorporate a successful 3,020-meter drill program consisting of 66 shallow holes on the Bong Mieu East Deposit (OYM Press Release dated November 2, 2006).

The Measured and Indicated resource at Phuoc Son is based on drilling up to October, 2006 and stands at 493,000 tonnes at an average grade of 13.21 g/t for 209,500 ounces of gold. The M & I total is comprised of Measured resources of 157,000 tonnes, grading 13.21g/t and Indicated resources of 336,000 tonnes, grading 13.21g/t.  Additional resources of 94,750 ounces are contained within the Inferred category (273,000 tonnes at 10.78 g/t).

Olympus Pacific Minerals Inc.
Press Release - March 7, 2007

The updated resource estimate completed by the Company incorporates data from an additional 81 holes that were completed since the original NI 43-101 resource estimate by Watts, Griffis and McOuat Limited dated January 30, 2004. The updated resource estimates for Phuoc Son are set out in the table that follows.

Exploration drilling to the north since October 2006 has confirmed the extension of mineralization for an additional 500 meters along strike. The zone remains open for further expansion. The northern extension holds substantial potential to add significantly to the existing resources (see Northern Extension below).

Northern Extension

Management is very encouraged with the results obtained from continued step-out holes completed along the northern extension. Outside of the current resource area, significant results include 12.24 g/t over 1.95 meters, 6.94 g//t gold over 8.01 meters, 38.81 g/t gold over 1.25 meters and 8.18 g/t gold over 1.85 meters in holes 210, 209, 204 and 199 respectively. The results from these holes have extended the mineralization for 500 meters along strike, outside the resource area and the zone remains open.

The drilling data derived to date suggests that the northern extension may contain 750,000 to 900,000 tonnes grading between 7 g/t to 8 g/t gold. As summarized in the table below, using these estimates, the area could potentially contain 190,000 to 210,000 ounces of contained gold. Ongoing drilling will focus on continuing to enlarge the zone as well as bringing the currently outlined extension to mineral resource status.

Northern Extension - Estimated Potential
Tonnage Range (tonnes)		Grade Range (g/t gold)		Range Contained Gold (ounces)
750,000	900,000	7.00	8.00	190,000	210,000

The tonnage, grade and contained gold estimated for this area are conceptual in nature and do not conform to the definition of a “mineral resource” established by National Instrument 43-101. The estimates were based on 13 drill holes totaling approximately 3,900 meters. Drill hole spacing was variable, ranging from 50 to 300 meters. The estimate used an inverse distance squared method.

The projected tonnage and grade, which are presented as ranges, were determined using grade sensitivity analysis. The results derived from these calculations may not accurately reflect the estimated potential of the area because: (I) the potential quantity and grade is conceptual in nature; (ii) there has been insufficient exploration to define a mineral resource; and (iii) it is uncertain if further exploration will result in discovery of a mineral resource.

Assay highlights from the north extension phase of drilling are outlined in the table below and set out in the linked figures and table.

Olympus Pacific Minerals Inc.
Press Release - March 7, 2007

Northern Extension - exploration step-out drill program
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t) Uncut
DSDH 196	316.20	318.00	1.80	4.28
DSDH 199	232.15	234.00	1.85	8.18
and	244.70	245.00	0.30	7.38
DSDH 203	249.15	251.75	2.60	0.56
DSDH 204	270.65	271.90	1.25	38.81
DSDH 205	245.70	246.60	0.90	3.37
and	267.93	268.60	0.67	3.05
DSDH 206	190.00	190.50	0.50	14.99
and	214.00	215.65	1.65	2.44
including	215.40	215.65	0.25	15.40
DSDH 207	258.65	264.65	6.00	2.11
including	263.00	264.65	1.65	6.61
DSDH 208	268.75	269.20	0.45	11.10
and	282.50	286.35	3.85	3.84
including	284.80	286.35	1.55	8.61
and	291.57	293.00	1.43	6.19
DSDH 209	289.54	297.55	8.01	6.94
including	289.54	291.35	1.81	13.76
DSDH 210	244.90	246.85	1.95	12.24
Notes:
(1) - All holes were drilled at an inclination of -90 degrees unless otherwise stated.
(2) - Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3) - All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry

The Company's 85% owned Phuoc Son Gold property is located in central Vietnam. Phuoc Son to date contains two known deposits (North and South deposits) and is located along the Phuoc Son-Sepon Suture that hosts such world-class deposits as Oxiana's Sepon deposit to the east.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

Olympus Pacific Minerals Inc.
Press Release - March 7, 2007

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, and a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

Olympus Pacific Minerals Inc.
Press Release - March 7, 2007

Exploration Plan Map - Dak Sa Deposit Trend

N
12.24 / 1.95m
NORTH EXTENSION
210
8.18 / 1.85m &
7.38 / 0.30m
38.81 / 1.25m
206
10.99 / 3.01m
6.94 / 8.01m
209
179
NORTH DEPOSIT
10.99 / 1.0m
8.2 / 1.50m
46 Ext
168
4.95 / 1.22m
170
0.22 / 3.20m &
0.96 / 0.50m
SOUTH DEPOSIT
500 metres
Dak Sa Ore Trend
Resource Outline (Current)
Targeted Resource Extensions
2006 Exploration Hole
Recent Hole with significant mineralization
Hole in progress

 North Deposit Drill Hole Plan

N
North Extension:
Remains open in all directions
Open
210
12.24 / 1.95m
209
Recent hole – current press release
210
Hole – In progress
Previous Hole
Indicated Trend / Exploration Potential
Resource Outline (Current)
Resource Potential (dashed)
600 metres
NORTH EXTENSION
NORTH DEPOSIT
153
3.37 / 0.90m &
0.39 / 18.75m Incl. 3.05 / 0.67m
14.99 / 0.50m
&
2.44 / 1.65m
131
VG
205
206
38.81 / 1.25m
2.11 / 6.0m Incl.
6.61 / 1.65m
162
204
6.94 / 8.01m incl.
13.7 /1.81m & 21.10 / 1.11m
209
207
208
8.18 / 1.85m
&
7.38 / 0.30m
203
199
6.19 / 1.43m and
3.84 / 3.85m incl. 8.61 / 1.55m
196
179
188
10.98 / 3.01m Incl.
20.9 / 1.30m
183
150
157
174
166
8.20 / 1.50m
10.99 / 1.0m
4.73 / 0.92 m
46 Ext
4.95 / 1.22m
168

Olympus Pacific Minerals Inc.
Press Release - March 7, 2007

MINERAL RESERVE AND RESOURCE ESTIMATES
Reserves
Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Bong Mieu Gold Property (1)	Proven	189,200	2.74	16,666
	Probable	668,800	2.32	49,884
	Total P&P	858,000	2.42	66,550

Resources	The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves
Property	Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Phuoc Son Gold Property (2)	Measured	157,000	13.21	66,650
	Indicated	336,000	13.21	142,850
	Total M&I	493,000	13.21	209,500
	Total Inferred	273,000	10.78	94,700

Bong Mieu Gold Property (3, 4)	Measured (3)	268,100	2.80	24,200
	Indicated (3)	843,800	2.22	60,100
	Historical M&I (surface) (4a)	878,000	1.9	53,600
	Historical M&I (underground) (4b)	216,700	6.51	45,300
	Total M&I	2,206,600	2.58	183,200

	Inferred (3)	96,200	2.17	6,700
	Historical Inferred (surface) (4a)	1380000	1.8	79800
	Historical Inferred (underground) (4b)	1220000	8.1	317300
	Total Inferred	2,696,200	4.66	403,800

Potential (5)		Tonnage Range	Grade Range (g/t)	Range Contained Gold
Phuoc Son Gold Property	Potential (Indicated by drilling)	750,000 to 900,000	7 to 8	190,000 to 210,000

Total Proven & Probable Reserves Contained Ounces			66,550
Total Measured & Indicated Contained Ounces			392,700
Total Inferred Contained Ounces			498,500
Total Potential Contained Ounces			200,000

Olympus Pacific Minerals Inc.
Press Release - March 7, 2007

Notes:
(1) Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t Au). These proven and probable reserve estimates were prepared by Micon International Limited (“Micon”) in November 2004 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. In preparing these estimates Micon relied on mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com.

(2) Employed a lower 3.0 g/t grade cutoff. Updated by Olympus from the prior resource estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam by WGM can be found in the Company’s filings at www.sedar.com. The WGM review and report were carried out and prepared in compliance with standards of National Instrument 43-101 in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43 101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.

(3) Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2005) from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com.

(4a) Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff.
(4b) Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff.
The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

(5) The tonnage, grade and contained gold estimated for this area are conceptual in nature, and do not conform to the definition of a “mineral resource” established by National Instrument 43-101. The results derived may not accurately reflect the estimated potential of the area because: (i) the potential quantity and grade is conceptual in nature; (ii) there has been insufficient exploration to define a mineral resource; and (iii) it is uncertain if further exploration will result in discovery of a mineral resource.

Olympus Pacific Minerals Inc.
Press Release - March 7, 2007

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.